# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitcoin Depot Inc., CIK 0001901799
CUSIP: 09174P105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3343 PEACHTREE ROAD NE, SUITE 750, ATLANTA, Georgia (GA), 30326
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001042063

## Reporting persons
- WELCH CAPITAL PARTNERS LLC/NY: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 1,285,190; shared voting power 0; sole dispositive power 1,285,190; shared dispositive power 0; aggregate amount beneficially owned 1,285,190 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Bitcoin Depot Inc.
Address of issuer's principal executive offices: 3343 PEACHTREE ROAD NE, SUITE 750, ATLANTA, GEORGIA, 30326

## Item 2. Person Filing
Name of person filing: Welch Capital Partners, LLC
Address of principal business office or, if none, residence: 500 Mamaroneck Avenue, Suite 320, Harrison, NY 10528
Citizenship: A New York limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,285,190
Percent of class: 5.1
Sole power to vote or to direct the vote: 1,285,190
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,285,190
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WELCH CAPITAL PARTNERS LLC/NY: Christopher W. Welch, Chief Compliance Officer (08/14/2025)